Exhibit 99.2

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED

SEPTEMBER 30, 2019 AND 2018

Maverix Metals Inc.

Condensed Consolidated Interim Statements of Financial Position

(in thousands of Canadian dollars - unaudited)

	September 30, 2019	December 31, 2018
Assets
Current assets
Cash and cash equivalents	$6,706	$6,844
Accounts receivable	9,400	7,811
Prepaid expenses and other	731	365
Total current assets	16,837	15,020

Non-current assets
Royalty, stream and other interests (Note 4)	312,620	270,236
Investments (Note 5)	8,744	6,082
Deferred financing costs and other	2,027	1,118
Deferred tax asset	1,090	1,123
Total assets	$341,318	$293,579

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$2,209	$2,666
Income taxes payable	550	1,035
Total current liabilities	2,759	3,701

Non-current liabilities
Credit facility (Note 6)	67,539	16,780
Lease liability	197	—
Total liabilities	70,495	20,481

Equity
Capital and reserves
Share capital (Note 7a)	247,546	246,429
Reserves	18,444	17,529
Accumulated other comprehensive income	3,015	12,069
Retained earnings (deficit)	1,818	(2,929)
Total equity	270,823	273,098
Total liabilities and equity	$341,318	$293,579

Contractual Obligations (Note 15)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ON BEHALF OF THE BOARD:

“signed”	Geoff Burns, Director	“signed”	Daniel O’Flaherty, Director

Maverix Metals Inc.

Condensed Consolidated Interim Statements of Income and Comprehensive Income (Loss)

(in thousands of Canadian dollars, except for earnings per share — unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2019	2018	2019	2018
Gold and silver sales (Note 13)	$5,412	$1,921	$10,842	$4,813
Royalty revenue (Note 13)	8,560	7,882	20,012	20,235
Total revenue	13,972	9,803	30,854	25,048

Cost of sales, excluding depletion	(1,609)	(1,035)	(3,605)	(2,454)
Depletion (Note 4)	(5,993)	(4,882)	(12,896)	(12,639)
Total cost of sales	(7,602)	(5,917)	(16,501)	(15,093)
Gross profit	6,370	3,886	14,353	9,955

Administrative expenses, excluding share-based compensation (Note 8)	(2,023)	(931)	(5,112)	(3,051)
Share-based compensation expense	(503)	(489)	(1,826)	(1,482)
Income from operations	3,844	2,466	7,415	5,422

Other income and expenses
Foreign exchange loss	(190)	(153)	(283)	(433)
Other income (expense)	9	(30)	(127)	(118)
Finance expense	(671)	(888)	(1,447)	(2,482)
Income before income taxes	2,992	1,395	5,558	2,389

Income tax expense (Note 12)	(603)	(576)	(811)	(823)
Net income for the period	$2,389	$819	$4,747	$1,566

Earnings per share (Note 9)
Basic earnings per share	$0.02	$0.01	$0.04	$0.02
Diluted earnings per share	$0.02	$0.01	$0.04	$0.02

Weighted average number of common shares outstanding (Note 7a):
Basic	108,023,764	107,658,466	107,927,942	87,739,817
Diluted	118,616,699	113,008,571	117,593,148	92,139,951

Other Comprehensive Income (Loss)
Net income for the period	$2,389	$819	$4,747	$1,566
Item that may subsequently be reclassified to net income:
Foreign currency translation	3,168	(4,329)	(8,013)	2,481
Item that will not be subsequently reclassified to net income:
Changes in fair value of investments	(780)	2,293	(1,041)	1,996
Comprehensive income (loss) for the period	$4,777	$(1,217)	$(4,307)	$6,043

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Maverix Metals Inc.

Condensed Consolidated Interim Statements of Cash Flows

(in thousands of Canadian dollars - unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2019	2018	2019	2018
Operating activities
Net income for the period	$2,389	$819	$4,747	$1,566

Depletion and amortization	6,017	4,885	12,968	12,698
Income tax expense	603	576	811	823
Share-based compensation expense	503	489	1,826	1,482
Finance expense	671	729	1,447	2,187
Unrealized foreign exchange loss (gain)	100	(24)	52	201
Unrealized (gain) loss on warrants	(22)	—	142	—
Income taxes paid	(103)	(776)	(1,234)	(1,450)
Changes in non-cash working capital (Note 10)	(2,158)	(1,890)	(2,802)	(5,796)
Net cash provided by operating activities	$8,000	$4,808	$17,957	$11,711

Investing activities
Acquisition of stream, royalty and other interests (Note 3)	(52,883)	(422)	(63,188)	(22,844)
Proceeds from rights of first refusal	—	22,367	—	22,367
Acquisition of investments and other (Note 5)	(4,025)	—	(4,025)	—
Proceeds from disposal of equity investments	—	—	—	959
Net cash (used in) provided by investing activities	$(56,908)	$21,945	$(67,213)	$482

Financing activities
Proceeds from credit facility (Note 6)	52,634	7,162	58,670	20,438
Repayment of credit facility (Note 6)	(1,307)	(26,034)	(7,085)	(26,034)
Proceeds from exercise of stock options	—	—	204	207
Financing costs	(335)	(173)	(930)	(1,013)
Interest paid and other	(406)	(119)	(1,084)	(521)
Net cash provided by (used in) financing activities	$50,586	$(19,164)	$49,775	$(6,923)

Effect of exchange rate changes on cash and cash equivalents	(429)	(428)	(657)	53
Increase (decrease) in cash and cash equivalents	1,249	7,161	(138)	5,323
Cash and cash equivalents at the beginning of the period	5,457	8,313	6,844	10,151
Cash and cash equivalents at the end of the period	$6,706	$15,474	$6,706	$15,474

Supplemental cash flow information (Note 10)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Maverix Metals Inc.

Condensed Consolidated Interim Statements of Changes in Equity

(in thousands of Canadian dollars, except for number of shares - unaudited)

	Issued shares	Share capital $	Share warrant reserve $	Share option reserve $	Accumulated other comprehensive income (loss) $	Retained earnings (deficit) $	Total equity $
As at December 31, 2018	107,715,646	246,429	14,534	2,995	12,069	(2,929)	273,098
Total comprehensive income (loss)	—	—	—	—	(9,054)	4,747	(4,307)
Shares issued as compensation (Note 7a)	125,205	672	—	—	—	—	672
Shares issued for options exercised (Note 7c)	189,000	445	—	(241)	—	—	204
Share-based compensation	—	—	—	1,156	—	—	1,156
As at September 30, 2019	108,029,851	247,546	14,534	3,910	3,015	1,818	270,823

As at December 31, 2017	76,797,915	138,412	7,827	3,160	(7,043)	(5,640)	136,716
Total comprehensive income	—	—	—	—	4,477	1,566	6,043
Shares and warrants issued to Newmont for Royalties	30,000,000	105,588	6,707	—	—	—	112,295
Shares issued as repayment and interest of credit facility	557,396	1,439	—	(1,033)	—	—	406
Shares issued as compensation (Note 7a)	168,335	555	—	—	—	—	555
Shares issued for options exercised (Note 7c)	192,000	437	—	(234)	—	—	203
Share-based compensation	—	—	—	937	—	—	937
As at September 30, 2018	107,715,646	246,431	14,534	2,830	(2,566)	(4,074)	257,155

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

MAVERIX METALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

1.              NATURE OF OPERATIONS

Maverix Metals Inc. (“Maverix” or the “Company”) is incorporated and domiciled in Canada and its registered head office address is Suite 575, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, Canada.

Maverix is a resource-based company that seeks to acquire and manage royalties and metal purchase agreements (“Streams”) on projects that are in an advanced stage of development or on operating mines producing precious or other metals. Royalty interests (“Royalty” or collectively, “Royalties”) are non-operating interests in mining projects that provide Maverix with the right to a percentage of the gross revenue from the metals produced from the project after deducting specified costs, if any (a Net Smelter Returns (“NSR”) royalty) or a percentage of the gross revenue from precious or other metals produced from the project (a Gross Revenue Royalty (“GRR”)). Under a Stream interest, Maverix makes an upfront payment to acquire the Stream and then receives the right to purchase, at a fixed or variable price per unit based on the spot price of the precious or other metal, a percentage of a mine’s production for a specified period or for the life of the mine.

These condensed consolidated interim financial statements were approved and authorized for issue by the Board of Directors of the Company on November 11, 2019.

2.              SIGNIFICANT ACCOUNTING POLICIES

A.            Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”), applicable to preparation of interim financial statements including International Accounting Standard 34, Interim Financial Reporting. Accordingly, certain disclosures included in the annual financial statements prepared in accordance with IFRS have been condensed or omitted. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2018.

The accounting policies applied in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2018, with the exception of the new accounting policies described in Note 2(c) of the condensed consolidated interim financial statements for the three months ended March 31, 2019 related to the adoption of IFRS 16, Leases and IFRS Interpretations Committee Interpretation 23, Uncertainty over Income Tax Treatments. The Company’s interim results are not necessarily indicative of its results for a full year.

B.            Basis of Preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value. The condensed consolidated interim financial statements are presented in Canadian dollars, unless otherwise noted.

3.              ROYALTY AND STREAM ACQUISITIONS

Additional Royalty on Hope Bay

In August 2019, Maverix entered into an agreement to purchase an additional 1.5% NSR royalty on the Hope Bay mine in Nunavut, Canada, owned and operated by TMAC Resources Inc. (“TMAC”) for a cash payment of  $53.0 million (US$40 million) (the “Additional Royalty”). Upon closing of the transaction, Maverix owns a combined 2.5% NSR royalty on the Hope Bay mine. Maverix is also entitled to receive an additional 0.25% NSR royalty until certain conditions with respect to the Additional Royalty are satisfied.

MAVERIX METALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

TMAC has the right to buy back 100% of the Additional Royalty for a cash payment of US$50 million in the event of a change of control transaction of TMAC (as defined in the agreement) that is announced prior to June 30, 2021, and 0.5% of the Additional Royalty after June 30, 2021, for a cash payment of US$15 million.

El Mochito Stream

In March 2019, Maverix entered into an agreement to purchase 22.5% of the silver produced from Ascendant Resources Inc.’s (“Ascendant”) operating El Mochito mine (the “El Mochito Stream”). As consideration for the El Mochito Stream, Maverix made an upfront cash payment of $10.2 million (US$7.5 million). If certain production milestones are met, the El Mochito Stream percentage will decrease from 22.5% to 20% for the remaining life of the mine. Maverix will make ongoing cash payments to Ascendant equal to 25% of the spot price of silver for each ounce delivered.

4.              ROYALTY, STREAM AND OTHER INTERESTS

As at and for the nine months ended September 30, 2019:

		Cost			Accumulated Depletion
	Country	Opening	Additions/ Disposals	Ending	Opening	Depletion	Ending	Foreign Exchange	Carrying Amount
		$	$	$	$	$	$	$	$
Amulsar	ARM	18,748	—	18,748	—	—	—	111	18,859
Beta Hunt — Gold and Nickel	AUS	19,964	—	19,964	(6,336)	(2,039)	(8,375)	(392)	11,197
Calcatreu	ARG	2,860	—	2,860	—	—	—	53	2,913
Converse	USA	13,220	—	13,220	—	—	—	75	13,295
Dominador	CHL	598	—	598	—	—	—	(13)	585
El Mochito	HON	—	10,298	10,298	—	(1,514)	(1,514)	(87)	8,697
Florida Canyon	USA	15,984	—	15,984	(1,965)	(698)	(2,663)	153	13,474
Gemfield	USA	11,587	—	11,587	—	—	—	66	11,653
Hasbrouck-Three Hills	USA	6,713	—	6,713	—	—	—	38	6,751
Hope Bay	CAN	30,682	52,970	83,652	(1,001)	(1,068)	(2,069)	191	81,774
Karma	BFA	25,870	—	25,870	(3,042)	(1,626)	(4,668)	652	21,854
La Bolsa	MEX	4,680	—	4,680	—	—	—	87	4,767
La Colorada	MEX	22,620	—	22,620	(3,033)	(843)	(3,876)	362	19,106
Lightning Nickel	AUS	434	—	434	(416)	—	(416)	(18)	—
McCoy-Cove	CAN	15,807	—	15,807	—	—	—	90	15,897
Moose River	CAN	4,810	—	4,810	(1,104)	(631)	(1,735)	67	3,142
Moss	USA	27,056	13	27,069	(90)	(1,367)	(1,457)	(206)	25,406
Mt. Carlton	AUS	12,772	—	12,772	(4,695)	(1,191)	(5,886)	(372)	6,514
Romero	DOM	6,984	—	6,984	—	—	—	(151)	6,833
San Jose	MEX	7,150	—	7,150	(2,267)	(568)	(2,835)	88	4,403
Shalipayco	PER	4,290	—	4,290	—	—	—	80	4,370
Silvertip	CAN	5,858	—	5,858	(119)	(346)	(465)	(124)	5,269
Tres Cruces	PER	4,680	—	4,680	—	—	—	87	4,767
Vivien	AUS	4,457	—	4,457	(2,663)	(746)	(3,409)	(118)	930
Other royalties	Various	16,671	(96)	16,575	(103)	(33)	(136)	48	16,487
Other	USA	4,127	3	4,130	(295)	(226)	(521)	68	3,677
Total(1)		288,622	63,188	351,810	(27,129)	(12,896)	(40,025)	835	312,620

(1)             Total royalty, stream, and other interests include carrying amounts in the following countries: $97.4 million in United States, $91.5 million in Canada, $28.3 million in Mexico, $22.0 million in Burkina Faso, $20.4 million in Australia, $18.9 in Armenia, $11.1 million in Peru, $8.7 million in Honduras, $6.8 million in Dominican Republic, $4.2 million in Argentina and $3.3 million in other various countries.

MAVERIX METALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

As at and for the year ended December 31, 2018:

		Cost			Accumulated Depletion			Foreign	Carrying
	Country	Opening	Additions	Ending	Opening	Depletion	Ending	Exchange	Amount
		$	$	$	$	$	$	$	$
Amulsar	ARM	—	18,748	18,748	—	—	—	679	19,427
Beta Hunt — Gold and Nickel	AUS	19,964	—	19,964	(1,533)	(4,803)	(6,336)	—	13,628
Calcatreu	ARG	2,860	—	2,860	—	—	—	141	3,001
Converse	USA	—	13,220	13,220	—	—	—	476	13,696
Dominador	CHL	598	—	598	—	—	—	5	603
Florida Canyon	USA	15,984	—	15,984	(759)	(1,206)	(1,965)	578	14,597
Gemfield	USA	—	11,587	11,587	—	—	—	417	12,004
Hasbrouck-Three Hills	USA	—	6,713	6,713	—	—	—	242	6,955
Hope Bay	CAN	—	30,682	30,682	—	(1,001)	(1,001)	1,057	30,738
Karma	BFA	25,852	18	25,870	(446)	(2,596)	(3,042)	1,354	24,182
La Bolsa	MEX	4,680	—	4,680	—	—	—	231	4,911
La Colorada	MEX	22,620	—	22,620	(1,368)	(1,665)	(3,033)	960	20,547
Lightning Nickel	AUS	434	—	434	(26)	(390)	(416)	(18)	0
McCoy-Cove	USA	—	15,807	15,807	—	—	—	569	16,376
Moose River	CAN	4,810	—	4,810	(86)	(1,018)	(1,104)	179	3,885
Moss	USA	—	27,056	27,056	—	(90)	(90)	595	27,539
Mt. Carlton	AUS	12,772	—	12,772	(2,635)	(2,060)	(4,695)	(144)	7,933
Romero	DOM	6,984	—	6,984	—	—	—	55	7,039
San Jose	MEX	7,150	—	7,150	(1,265)	(1,002)	(2,267)	237	5,120
Shalipayco	PER	4,290	—	4,290	—	—	—	212	4,502
Silvertip	CAN	5,858	—	5,858	—	(119)	(119)	44	5,783
Tres Cruces	PER	4,680	—	4,680	—	—	—	231	4,911
Vivien	AUS	4,457	—	4,457	(1,551)	(1,112)	(2,663)	(71)	1,723
Other royalties	Various	4,944	11,727	16,671	—	(103)	(103)	548	17,116
Other	USA	—	4,127	4,127	—	(295)	(295)	167	4,020
Total(1)		148,937	139,685	288,622	(9,669)	(17,460)	(27,129)	8,743	270,236

(1)             Total royalty, stream, and other interests include carrying amounts in the following countries: $102.7 million in United States, $41.9 million in Canada, $30.6 million in Mexico, $25.1 million in Australia, $24.4 million in Burkina Faso, $19.4 in Armenia, $11.5 million in Peru, $7.0 million in Dominican Republic, $4.4 million in Argentina and $3.2 million in other various countries.

5.              INVESTMENTS

As at and for the nine months ended September 30, 2019:

	Balance at December 31, 2018	Additions	Fair Value Adjustments	Disposals	Foreign Exchange	Balance at September 30, 2019

Common shares(1)	$5,762	$4,005	$(1,041)	$—	$(151)	$8,575
Warrants(2)	320	—	(142)	—	(9)	169
Total Investments	$6,082	$4,005	$(1,183)	$—	$(160)	$8,744

(1)             Fair value adjustments recorded within Other Comprehensive Income (Loss) for the period.

(2)             Fair value adjustments recorded within Net Income for the period.

Concurrent with the acquisition of the Additional Royalty, the Company subscribed for $4.0 million (US$3.0 million) of TMAC common shares (Note 3).

MAVERIX METALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

As at and for the year ending December 31, 2018:

	Balance at December 31, 2017	Additions	Fair Value Adjustments	Disposals	Foreign Exchange	Balance at December 31, 2018

Common shares	$—	$7,059	$2,691	$(4,179)	$191	$5,762
Warrants	—	190	121	—	9	320
Total Investments	$—	$7,249	$2,812	$(4,179)	$200	$6,082

6.              CREDIT FACILITY

In September 2019, the Company amended and increased its credit agreement to borrow up to US$120 million (the “Revolving Facility”). Amounts drawn on the amended Revolving Facility are subject to interest at LIBOR plus 2.00% to 3.00% per annum, and the undrawn portion is subject to a standby fee of 0.45% to 0.675% per annum, both of which are dependent on the Company’s leverage ratio (as defined in the Revolving Facility credit agreement). During the three and nine month periods ended September 30, 2019, the Company paid approximately 4.20% and 4.50%, respectively, on amounts drawn and 0.45% on the remaining undrawn portion. The amended Revolving Facility is secured by the Company’s present and future acquired assets, matures in June 2023, and is extendable through mutual agreement between Maverix and the syndicate of lenders.

As at September 30, 2019, the Company was in compliance with its covenants as defined in the Revolving Facility credit agreement.

The following table summarizes the Company’s Revolving Facility as at September 30, 2019 and changes during the nine month period then ended:

Revolving Facility
Balance at December 31, 2017	$—
Proceeds	23,618
Repayment	(7,203)
Foreign exchange movement	365
Balance at December 31, 2018	16,780
Proceeds	58,670
Repayment	(7,085)
Foreign exchange movement	(826)
Balance at September 30, 2019	$67,539

Amortization of the deferred financing costs related to the Revolving Facility for the three and nine month periods ended September 30, 2019 were $0.1 million and $0.3 million, respectively.

7.              SHARE CAPITAL

a)             Authorized, Issued and Outstanding shares

The Company is authorized to issue an unlimited number of common shares without par value.

In May 2019, the Company consolidated its issued and outstanding common shares on the basis of two (2) pre-consolidation common shares for each one (1) post-consolidation common share (the “Share Consolidation”). As a result of the Share Consolidation, the 215,896,670 pre-consolidation shares were consolidated to 107,948,351 post-consolidation shares. The exercise price and the number of common shares issuable under the Company’s stock option plan and share purchase warrants were proportionately adjusted based on the ratio of the Share Consolidation. All comparative information has been adjusted to reflect the Share Consolidation.

MAVERIX METALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

During the nine months ended September 30, 2019, the Company issued 125,205 common shares for $0.7 million in share-based compensation based on a weighted average share price of $5.36. During the nine months ended September 30, 2018, the Company issued 168,335 common shares for $0.6 million in share-based compensation based on a $3.30 share price.

b)             Share Purchase Warrants

A listing of the Company’s outstanding warrants as at September 30, 2019 are presented below:

	Exercise Price
Number outstanding	US$	Expiry Date
5,000,000	$1.56	July 8, 2021
3,250,000	$2.41	July 8, 2021
5,000,000	$2.41	December 23, 2021
5,000,000	$3.28	June 29, 2023
18,250,000

c)              Share Based Payments - Share Option Plan

The following table summarizes options which were outstanding and exercisable as at September 30, 2019 and 2018 and changes during the nine month periods then ended:

	Options Outstanding	Weighted average exercise price per option
	#	$
Balance at December 31, 2018	3,176,518	2.28
Granted	943,252	5.25
Exercised	(189,000)	1.08
Forfeited	(5,000)	5.18
Balance at September 30, 2019	3,925,770	$3.04

Options which have vested and are exercisable as at September 30, 2019	2,536,736	2.18

Balance at December 31, 2017	2,716,903	1.88
Granted	906,565	3.30
Exercised	(192,000)	1.08
Forfeited	(224,950)	2.80
Cancelled	(25,000)	1.08
Balance at September 30, 2018	3,181,518	2.28

MAVERIX METALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

A listing of the Company’s outstanding options as at September 30, 2019 are presented below:

Number outstanding	Exercise Price	Expiry Date
1,047,500	$1.08	July 11, 2021
882,372	$2.80	April 28, 2022
156,081	$2.80	September 1, 2022
901,565	$3.30	May 31, 2023
888,252	$5.18	April 3, 2024
50,000	$6.48	August 1, 2024
3,925,770

The following are the weighted average assumptions used in the Black-Scholes Model to estimate the fair value of options granted for the nine month periods ended September 30, 2019 and 2018:

	Nine months ended September 30, 2019	Nine months ended September 30, 2018
Risk-free interest rate	1.6%	2.1%
Expected volatility	48%	51%
Expected life	3 years	3 years
Expected dividend yield	Nil	Nil

The weighted-average common share price, at the time of exercise, for the options that were exercised during the nine months ended September 30, 2019 was $5.32 per share (nine months ended September 30, 2018: $3.32 per share). The weighted average remaining contractual life of the options as at September 30, 2019 was 3.09 years (September 30, 2018: 3.58 years).

d)             Share Based Payments — Restricted Share Unit (“RSU”) Plan

The Company adopted a RSU Plan, which provides that the Board of Directors may, at its discretion, grant directors, officers, employees and consultants, non-transferable RSUs based on the value of the Company’s share price at the date of grant. The Board of Directors has the discretion to cash or equity settle the vested RSUs. The RSUs issued were treated as equity-settled instruments and measured at the grant date fair value because the Company does not have a present obligation to settle the issued RSUs in cash. The share-based compensation expense will be recorded over the three year vesting period.

	RSUs Outstanding	Weighted average fair value per RSU
	#	$
Balance at December 31, 2018	—	—
Granted	32,705	5.81
Balance at September 30, 2019	32,705	5.81

8.              ADMINISTRATIVE EXPENSES

	Three months ended		Nine months ended
	September 30		September 30
	2019	2018	2019	2018
Corporate administration	$279	$114	$760	$460
Compensation and benefits	1,439	625	3,292	1,796
Listing and filing fees	176	47	659	107
Professional fees	105	145	329	632
Amortization	24	—	72	56
Total administrative expenses	$2,023	$931	$5,112	$3,051

MAVERIX METALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

9.              DILUTED EARNINGS PER SHARE

Diluted earnings per share is calculated based on the following:

	Three months ended		Nine months ended
	September 30		September 30
	2019	2018	2019	2018
Net income for the period	$2,389	$819	$4,747	$1,566
Basic weighted average number of shares	108,023,764	107,658,466	107,927,942	87,739,817
Basic earnings per share	$0.02	$0.01	$0.04	$0.02

Effect of dilutive securities
Warrants	8,703,676	4,146,116	7,919,064	3,156,525
Stock options	1,889,259	1,203,989	1,746,142	1,243,609
Diluted weighted average number of common shares	118,616,699	113,008,571	117,593,148	92,139,951
Diluted earnings per share	$0.02	$0.01	$0.04	$0.02

The following table lists the number of stock options, warrants and RSUs excluded from the computation of diluted earnings per share because the exercise prices plus the unamortized share-based compensation per share exceeded the average market value of the common shares during the three and nine month periods ended September 30, 2019 of $6.09 and $5.42, respectively ($3.96 and $3.52 for the comparable periods in 2018).

	Three months ended		Nine months ended
	September 30		September 30
	2019	2018	2019	2018
Stock options	920,861	906,565	596,650	405,132
Warrants	—	5,000,000	—	1,703,297
Restricted Share Units	31,994	—	10,782	—

10.       SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended		Nine months ended
	September 30		September 30
Changes in non-cash working capital:	2019	2018	2019	2018
Accounts receivable	$(1,898)	$(1,877)	$(1,823)	$(5,150)
Prepaid expenses and other current assets	(405)	58	(379)	(31)
Accounts payable and accrued liabilities	145	(71)	(600)	(615)
Changes in non-cash working capital	$(2,158)	$(1,890)	$(2,802)	$(5,796)

Significant non-cash transactions:
Shares and warrants issued for acquisition of royalties	$—	$—	$—	$112,295
Settlement of receivables in equity investments	—	1,000	—	2,705
Interest on CEF Facility paid in common shares	$—	$241	$—	$406

Cash and cash equivalents at the end of the period:
Cash at bank	$6,706	$15,474	$6,706	$15,474

MAVERIX METALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

11.       RELATED PARTY DISCLOSURES

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including any director of the Company. Compensation for key management personnel of the Company was as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2019	2018	2019	2018
Compensation and benefits	$978	$190	$2,519	$378
Share-based compensation	390	614	1,573	1,218
Total compensation	$1,368	$804	$4,092	$1,596

During the three and nine month periods ended September 30, 2019, the Company purchased $0.9 million and $2.2 million, respectively ($1.0 million and $2.5 million for the comparable periods in 2018) of refined gold from Pan American Silver Corp. (“Pan American”) at a price of US$650 per ounce purchased under its La Colorada gold Stream agreement (Note 15). As a consequence of its shareholding, Pan American is deemed to have a significant influence over the Company.

12.       INCOME TAXES

The income tax expense differs from the amount that would result from applying the federal and provincial income tax rates to the income before income taxes due to the following:

	Three months ended		Nine months ended
	September 30		September 30
	2019	2018	2019	2018
Income before income taxes	$2,992	$1,395	$5,558	$2,389
Statutory tax rate	27%	27%	27%	27%
Expected income tax expense	$808	$377	$1,501	$645

Increase (decrease) due to:
Foreign tax rate differences	102	84	221	137
Non-deductible expenses	106	197	316	321
Withholding taxes	106	186	321	432
Change in unrecognized temporary differences	(519)	(268)	(1,120)	185
Effect of true-ups in prior year temporary differences	—	—	(428)	(897)
Income tax expense	$603	$576	$811	$823

MAVERIX METALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

13.       SEGMENT INFORMATION

The Company’s reportable operating segments are components of the Company’s business where separate financial information is available and which are evaluated on a regular basis by the Company’s Chief Executive Officer, who is the Company’s chief operating decision maker, for the purpose of assessing performance. An operating segment is a component of an entity that engages in business activities, operating results are reviewed with respect to resource allocation and for which discrete financial information is available. The Corporation’s executive head office and general corporate administration (including finance expenses) are included within ‘Corporate’ to reconcile the reportable segments to the condensed consolidated interim financial statements. Segmented information is summarized in the tables below:

For the three months ended September 30, 2019:

	Gold and silver sales	Royalty revenue	Costs of sales excluding depletion	Depletion	Income (loss) before taxes	Cash from (used in) operations
	$	$	$	$	$	$

Beta Hunt	—	2,308	—	(1,188)	1,120	1,584
El Mochito	1,862	—	(427)	(732)	703	1,435
Florida Canyon	—	452	—	(203)	249	514
Hope Bay	—	1,729	—	(712)	1,017	648
Karma	—	792	—	(587)	205	515
La Colorada	1,886	—	(851)	(322)	713	1,035
Moose River	—	433	—	(241)	192	369
Moss	1,664	—	(331)	(827)	506	1,334
Mt. Carlton	—	1,185	—	(388)	797	1,265
San Jose	—	503	—	(176)	327	537
Silvertip	—	298	—	(114)	184	403
Vivien	—	776	—	(244)	532	721
Other	—	84	—	(259)	(175)	85
Corporate	—	—	—	—	(3,378)	(2,445)
Consolidated total	5,412	8,560	(1,609)	(5,993)	2,992	8,000

For the three months ended September 30, 2018:

	Gold and silver sales	Royalty revenue	Costs of sales excluding depletion	Depletion	Income (loss) before taxes	Cash from (used in) operations
	$	$	$	$	$	$

Beta Hunt	—	3,114	—	(1,749)	1,365	847
Florida Canyon	—	383	—	(273)	110	485
Hope Bay	—	502	—	(303)	199	443
Karma	—	662	—	(597)	65	682
La Colorada	1,921	—	(1,035)	(515)	371	885
Moose River	—	874	—	(306)	568	735
Mt. Carlton	—	1,202	—	(550)	652	1,205
San Jose	—	494	—	(310)	184	420
Silvertip	—	128	—	(31)	97	33
Vivien	—	523	—	(248)	275	754
Corporate	—	—	—	—	(2,491)	(1,681)
Consolidated total	1,921	7,882	(1,035)	(4,882)	1,395	4,808

MAVERIX METALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

For the nine months ended September 30, 2019:

	Gold and silver sales	Royalty revenue	Costs of sales excluding depletion	Depletion	Income (loss) before taxes	Cash from (used in) operations
	$	$	$	$	$	$

Beta Hunt	—	3,895	—	(2,039)	1,856	4,405
El Mochito	3,576	—	(849)	(1,514)	1,213	2,727
Florida Canyon	—	1,496	—	(698)	798	1,588
Hope Bay	—	3,067	—	(1,068)	1,999	1,867
Karma	—	2,090	—	(1,626)	464	1,819
La Colorada	4,618	—	(2,229)	(843)	1,546	2,389
Moose River	—	1,126	—	(631)	495	1,086
Moss	2,648	—	(527)	(1,367)	754	2,121
Mt. Carlton	—	3,370	—	(1,191)	2,179	3,103
San Jose	—	1,481	—	(568)	913	1,337
Silvertip	—	1,011	—	(346)	665	897
Vivien	—	2,218	—	(746)	1,472	2,020
Other	—	258	—	(259)	(1)	237
Corporate	—	—	—	—	(8,795)	(7,639)
Consolidated total	10,842	20,012	(3,605)	(12,896)	5,558	17,957

For the nine months ended September 30, 2018:

	Gold and silver sales	Royalty revenue	Costs of sales excluding depletion	Depletion	Income (loss) before taxes	Cash from (used in) operations
	$	$	$	$	$	$

Beta Hunt	—	5,566	—	(3,335)	2,231	1,123
Florida Canyon	—	1,420	—	(891)	529	1,256
Hope Bay	—	1,261	—	(710)	551	762
Karma	—	2,103	—	(1,788)	315	2,049
La Colorada	4,813	—	(2,454)	(1,222)	1,137	2,359
Moose River	—	2,178	—	(750)	1,428	1,833
Mt Carlton	—	3,437	—	(1,575)	1,862	3,524
San Jose	—	1,288	—	(774)	514	1,225
Silvertip	—	160	—	(31)	129	43
Vivien	—	2,067	—	(908)	1,159	2,305
Other	—	755	—	(655)	100	353
Corporate	—	—	—	—	(7,566)	(5,121)
Consolidated total	4,813	20,235	(2,454)	(12,639)	2,389	11,711

14.       FAIR VALUE MEASUREMENTS

The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Investments in common shares held that have direct listings on an exchange are classified as Level 1.

Level 2: Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liabilities.

MAVERIX METALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

Level 3: Prices or valuation techniques that require inputs that are both significant to fair value measurement and unobservable (supported by little or no market activity).

The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at September 30, 2019 and December 31, 2018. In accordance with IFRS 13, Fair Value Measurements, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	As at September 30, 2019			As at December 31, 2018
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Common shares	$8,575	$—	$—	$5,762	$—	$—
Warrants	—	169	—	—	320	—
Total	$8,575	$169	$—	$5,762	$320	$—

15.       CONTRACTUAL OBLIGATIONS

In connection with its Streams, the Company has committed to purchase the following:

	Percent of life of mine production		Per ounce cash payment: Lesser of amount below and the then prevailing market price (unless otherwise noted)
Gold Stream interests
La Colorada	100%		US$650
La Bolsa	5%		US$450

Silver Stream interests
Moss	100	%(1)	20% of silver spot price
El Mochito	22.5	%(2)	25% of silver spot price

(1)             After 3.5 million ounces of silver are delivered, Maverix’s silver purchase entitlement will be 50% of the remaining life of mine silver production.

(2)             If 3.0 million ounces are delivered to Maverix prior to April 1, 2022, Maverix’s silver purchase entitlement will be 20% of life of mine silver production.